UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NAM TAI PROPERTY INC.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

629865 205

(CUSIP Number)

Mr. Felix LAW

Kaisa Group Holdings Limited

Suite 2001, 20th Floor

Two International Finance Centre

8 Finance Street

Central, Hong Kong

(852) 3900 0988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Constance Choy

Joseph W. K. Chan

Sidley Austin LLP

39/F, Two International Finance Centre

Central, Hong Kong

Hong Kong

(852) 2901 3843

August 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 7,041,965 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 7,041,965 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 7,041,965 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.2%[1]
(14)	Type of reporting person (see instructions) CO

[1]	Calculated based on 36,763,191 Common Shares of the Issuer outstanding as of July 11, 2017.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 7,041,965 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 7,041,965 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 7,041,965 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.2%[4]
(14)	Type of reporting person (see instructions) CO

[3]	Calculated based on 36,763,191 Common Shares of the Issuer outstanding as of July 11, 2017.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 12, 2017 relating to the common shares, par value US$0.01 per share (“Common Shares”), of Nam Tai Property Inc. (the “Issuer”) organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol “NTP”. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Items 2 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On August 11, 2017, Kaisa purchased from Mr. Ming Kown Koo (“Mr. Koo”) and Ms. Sui Sin Cho, the wife of Mr. Koo (“Mrs. Koo”, together with Mr. Koo, the “Selling Shareholders”) an aggregate of 6,504,355 Common Shares (the “Sale Shares”) at US$17.00 per Common Share pursuant to a Share Purchase Agreement dated July 11, 2017 between Kaisa and the Selling Shareholders (the “Share Purchase Agreement”). Kaisa paid the purchase price for the Sale Shares on August 11, 2017. The funds used by Kaisa in making the share purchase are its working capital. Greater Sail shall be holding the Sale Shares purchased by Kaisa.

References to and descriptions of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to Schedule 13D filed on July 12, 2017, which is incorporated by reference in its entirety in this Item 3.

In a series of open market purchases as set forth in Item 5(c), which is incorporated herein by reference, Greater Sail purchased an aggregate of 537,610 Common Shares with an aggregate purchase price of $5,483,812. All of such additional Common Shares were acquired with Kaisa’s working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Greater Sail beneficially owns 7,041,965 Common Shares, which represents approximately 19.2% of the outstanding Common Shares calculated in accordance with the requirements of Rule 13d-3 under the Act. Kaisa, as the indirect parent of Greater Sail, may be deemed to beneficially own 7,041,965 Common Shares.

On August 11, 2017, Kaisa received an undertaking from the Selling Shareholders, that the purchase price paid by Kaisa will be held in escrow for up to 30 days until such time the transfer of the Sale Shares is effected on the system of Computershare Inc., the Issuer’s transfer agent, and documentary evidence of the transfer is provided to Kaisa. Further, the transaction under the Share Purchase Agreement may be unwound and voided, at Kaisa’s option, if the transfer of the Sale Shares is not effected within the 30-day escrow period.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and as a result beneficially own, the Common Shares beneficially owned by the other members of the group as a whole, upon the consummation of the transactions contemplated under the Share Purchase Agreement. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns the Common Shares that may be held at any time and from time to time by any other member of the group.

Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of such Reporting Persons, no person named in Schedule A hereto, beneficially owns any Common Shares.

(b) Each of Kaisa and Greater Sail may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of an aggregate of 7,041,965 Common Shares.

(c) The following transactions have been effected by Greater Sail in open market purchases since July 12, 2017 on which the most recent Schedule 13D was filed:

Trade Date	Amount of Common Shares	Average Price Per Common Share
July 19, 2017	83,900	$9.80
July 20, 2017	31,499	$9.86
July 21, 2017	68,812	$10.24
July 24, 2017	86,601	$10.41
July 25, 2017	25,900	$10.38
July 26, 2017	48,000	$10.39
August 16, 2017	130,186	$10.25
August 17, 2017	62,712	$10.25

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons (incorporated by reference to the Schedule 13D dated July 12, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017
Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

By:	/s/ Felix Law
Name:	Felix Law
Title:	Authorized Person

SCHEDULE A

Kaisa Group Holdings Limited

The name and present principal occupation or employment of the directors and executive officers of Kaisa Group Holdings Limited are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship

KWOK Ying Shing	Chairman and Executive Director	HKSAR

SUN Yuenan	Vice Chairman and Executive Director	China

ZHENG Yi	Executive Director and Chief Executive Officer	China

YU Jianqing	Executive Director	China

MAI Fan	Executive Director	China

CHEN Shaohuan	Non-Executive Director	China

RAO Yong	Independent Non-Executive Director	China

ZHANG Yizhao	Independent Non-Executive Director	Canadian

LIU Xuesheng	Independent Non-Executive Director	China

HABIBULLAH Abdul Rahman	Chief Financial Officer and Company Secretary	HKSAR

XING Tao	Executive Vice President	China

HUANG Qin	Senior Vice President	China

LUO Jun	Vice President	China

SONG Wei	Vice President	China

WONG Kwok Kwan	Vice President	HKSAR

Greater Sail Limited

The name and present principal occupation or employment of the directors and executive officers of Greater Sail Limited are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Suite 2001, 20th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
ZHENG Yi	Director	China

LI Haiming	Director	China